FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 16, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's report filed with the Israeli Securities Authority, on November 16, 2021, in connection with the Registrant's Periodic Report and Financial Results for the Third Quarter of 2021

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM ISRAEL LTD.

PERIODIC REPORT FOR THE PERIOD
ENDING SEPTEMBER 3O, 2021

Table of Contents
Chapter A          Changes and updates that occurred in the Company's business during the reporting period and thereafter in matters that are required to be described in the Periodic Report
Chapter B          Board of Directors’ Report on the Company’s State of Affairs
Chapter C          Financial Statements as of September 30, 2021
Chapter D          Report regarding the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to regulation 38C(a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Chapter A

Changes and updates that occurred in the Company's business during the reporting period and thereafter in matters that are required to be described in the Periodic Report – Update to Cellcom Israel Ltd.'s Periodic Report for the
year 2020 filed on Form 6-K on March 17, 2021 (the "Company", the "Periodic
Report", respectively)  as updated in the Company's periodic report for the first and second quarters of 2021 filed on Form 6-K on May 20, 2021  and on August 12, 2021
(the "First Quarter Report" and "Second Quarter Report", respectively)

Updates to Chapter A of the Periodic Report

1.	Section 11.4 - Competition in the fixed-line telecommunications market

Further to the description in section f, OTT Multi-Channel television Services, in September 2021, the Competition Commissioner resolved to grant an exemption from approval of a restrictive arrangement for a joint venture to establish a multi-channel broadcasting platform over the Internet of Keshet Broadcast Ltd., or Keshet, and the RGE Group Ltd., or RGE, two of the Company's major content providers for its television services, as set forth in Section 15 of the Company's Periodic Report. In addition, the purchase of 24.9% of RGE's shares by Keshet was approved. The arrangement was approved for a period of four years, at the end of which a re-examination will be conducted regarding the renewal of the exemption for another period and of the possibility that Keshet will keep its holdings in RGE. The entry of the new platform, if occurs, is expected to increase the current level of competition in the market. At this stage, the Company is unable to estimate the effect of such new platform's entry on its results and/or on its business relationship with its content providers as aforesaid.

2.	Section 12.3 – Real Estate

Further to the description in section f, regarding the Group’s headquarters in Netanya, in November 2021, the Company extended the lease agreement for a period of additional 8 years (from January 1, 2023 to December 31, 2030) in respect of an area of approximately 16,000 square meters, which is used for the Company's headquarters and also in respect of  underground parking areas. The Company has an option to extend the lease agreement for additional period of 5 years. The extension of the lease agreement together with the reduction of lease areas are expected to reduce the rental expenses and related expenses by approximately NIS 12 million per year as of the year 2021.

3.	Section 21.2 – Rate regulation

Further to the description in this section, In September 2021, the Israeli Ministry of Communications, or MOC, published a hearing regarding a change in the rates of interconnect fees in calls ending in networks of cellular and landline communication operators, according to which it is proposed to determine in regulations a gradual reduction outline beginning on the date of the regulations amendment (the "Due Date"), under which, in general, the maximum interconnect fees for calls will be reduced in two strokes   over a period of 36 months from the Due Date, at the end of which, each operator will bear its costs and in general there will be no transfer of payments for interconnect fees in relation to call minutes. With regard to international calls, it is proposed to remove supervision from the completion segment of an incoming international callas of the Due Date, and for an outgoing international call, it is proposed to apply the gradual reduction outline above.

The Company estimates that the implementation of the change outline as stated above is not expected to have a material effect on the results of the Group's operations. The Company's estimation as aforesaid is a forward-looking information as defined in the U.S Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. The Company's estimation is based on the average volume of minutes (inbound and outbound) traffic of the Company's subscribers with the various operators, which may change in the future, among other things, due to a change in subscribers mix and usage patterns.

4.	Section 21.4 –Mobile communications provisions - Construction of cell sites

Further to the description in this section, and in section 7 of Chapter A of the Second Quarter Report , in November 2021, legislative changes were enacted under the Israeli Economic Policy Law, 2021 - 5722 ("Arrangements Law") regarding the promotion of deployment of advanced communications infrastructure in Israel and reducing exposure to non-ionizing radiation,  including changing the current regulation regarding exemption from building permits for construction, replacement or supplement to certain cell sites and the inclusion of cell sites in the definition of National Infrastructure in order to facilitate the procedures of deployment of communications infrastructure.

There is no certainty as to the manner in which such legislative changes will be implemented, including by the various authorities and therefore at this stage it is not possible to evaluate the effect of such legislative changes on the Company's activity.

5.	Section 21.5 –Land-line communications Provisions - Fiber-optic network

Further to what is described in section (1), in October 2021, the first callout to participate in a tender for the deployment of fiber optics in Incentive Areas was announced, after Bezeq informed the MOC of the areas in which it wishes to deploy fiber optic infrastructure.

In addition, in October 2021, the Company received a demand from the MOC regarding the sum of annual payment it is required to pay to the Incentive Fund. The Company made an adequate provision in its financial statements.

6.	Section 21.5 – Regulation of OTT multichannel television services

Further to the description in section (3), and in section 8 of Chapter A of the Second Quarter Report, regarding the publication of the recommendations report of the Committee for Examination of Broadcasting Overarching Legislation ("the Committee"), in September 2021, the Israeli Minister of Communications resolved to adopt the committee's recommendations in principle subject to certain changes and adjustments without any material change in matters affecting the Company's activity. The Minister instructed that a staff work be initiated to embed the recommendations in primary legislation, secondary legislation and guidelines, while at the same time certain issues in which the Committee did not complete the work which will be completed and brought to the Minister's resolution, so the reform in the broadcasting market will be completed within a year at most.

7.	Section 23.2 - The Sharing Agreement with Xfone

7.1
Further to Note 32.d to the Company's consolidated financial statements as of December 31, 2020 included in Chapter C of the Periodic Report, regarding the insolvency proceedings of Marathon (018) Xfone Ltd., or Xfone, and offers for Xfone's purchase under these proceedings, on September 24, 2021, the Company entered into an agreement for the modification of the Company and Xfone's sharing and usage agreement (the sharing and usage agreement as updated as aforesaid "the Updated Sharing Agreement") with a corporation controlled by Mr. Yariv Lerner and the Clearmark Fund ("the Corporation"). On October 12, 2021, the Corporation submitted a proposal to purchase 2/3 of Xfone's share capital (the balance will remain with Xfone's controlling shareholder) and jointly with Xfone and its controlling shareholder submitted a settlement arrangement with Xfone's creditors, under which Xfone shall be bound by the Updated Sharing Agreement. On October 17, 2021, the court approved the settlement arrangement proposed jointly by the Corporation, Xfone and its controlling shareholder (following the approval of the settlement arrangement by the creditors' meetings) and the purchase proposal by the Corporation.

7.2.
The modifications to the Updated Sharing Agreement include, among others, Xfone's undertaking to obtain the amended license from the MOC and the allocation of frequencies by virtue of the last frequency tender and the payment of the license and frequency fees to the MOC; the extension of the sharing agreement validity for ten years from the date of receipt of the abovementioned approvals and the update of the consideration mechanism. The Company estimates that the total consideration from the Updated Sharing Agreement, which also includes participation in the purchase of equipment for the joint network, will be between NIS 400-600 million during the agreement period (10 years).

7.3.
In addition, as part of the Updated Partnership Agreement, the Corporation was given the option to obligate the Company to purchase the full (100%) of Xfone's share capital during a period of between 3 and 5.5 years from the date of the closing of the transaction, in exchange for an amount of NIS 130 million (which may increase in certain circumstances) (the "Purchase Option"). To the extent that such Purchase Option, which is conditional on receiving regulatory approvals from the MOC and the Competition Commissioner, will not be exercisable, the Corporation was given the possibility to obligate the Company to provide Xfone with an interest-bearing loan in the same amount against collateral in an amount as was agreed between the parties, and subject to the provisions of any law. The Company cannot estimate whether the Purchase Option will be exercised, and to the extent that it is exercised, whether the approvals required for its exercise will be received and under what conditions.

7.4.	There is no certainty that the required approvals for updating the sharing agreement and/or for the purchase of 2/3 of Xfone's share capital will be received by the corporation.

7.5
The aforementioned Company's estimation are forward-looking information as defined in the U.S Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. The Company's estimation may be realized differently than was estimated, inter alia, due to the MOCs' demands for changes in the Updated Sharing Agreement, development in Xfone's subscriber base, regulatory and competitive changes and other factors that are not under the Company's control.

7.6
For additional details see Note 11 to the Company's consolidated financial statements of the Company as of September 30 2021, included in Chapter C of this quarterly Report (the "Interim Financial Statements").

8.	Section 23 – Cooperation agreements

In November 2021, the Company entered into a framework agreement to expand the activity of sharing passive infrastructure on cell sites with Pelephone Communications Ltd. and PHI Networks (2015) Limited Partnership. The expansion of the cooperation may facilitate and streamline the activity of constructing cell sites. The entry into force of the agreement is conditional on receiving approval from the Israeli Competition Authority and the Israeli Ministry of Communications. There is no certainty that such approvals will be received.

9.	Section 24.1 – Material pending legal proceedings

Further to the description in this section, in November 2021, a purported class action filed against the Company in an amount estimated by the plaintiff to be NIS 150 million, alleging that the Company did not provide a human response as required by law and the terms of its license for callers to its call center, was dismissed by the court, in light of a similar purported class action filed against the Company, which is still pending.

10.	Collaboration for electricity provision with Meshek Energy

Further to the description in section 11 of Chapter A of the Second Quarter Report, in October 2021, the Company entered into a definitive collaboration agreement with Meshek Energy - Renewable Energies Ltd. for the exclusive supply of electricity to private and business customers (who own smart electricity meters) and for the supply of related products and services, including in the fields of energy efficiency (the "Joint Venture"), which shall be valid until August 31, 2023, and be extended from time to time, in accordance with the parties' agreements. According to the agreement, the Joint Venture will be held, funded and managed equally by the parties, with the activities of the Joint Venture carried out through the parties while taking advantage of each party's relative advantage in its areas of expertise. The agreement includes customary provisions in agreements of this type, including in relation to the parties' presentations, dissolution of the Joint Venture, dispute settlement, etc.

Updates to Chapter D of the Periodic Report

11.	Regulation 26A - Senior office holders

Further to the description in this section, on July 5, 2021, Mr. Amy Shtramer was appointed as VP Customer Service of the Company; on October 25, 2021, Mr. Shai Amsalem informed the Company of his resignation from his position as the Company's Chief Financial Officer, as of March 31, 2022.

Additional Updates

12.
For details regarding the implications of the Coronavirus crisis on the Group's activity, business and results of operations in the third quarter of 2021, see section 1.4 of the Company's Board of Directors' Report as of September 30, 2021, included in Chapter B of this quarterly report.

13.	For details regarding a private offer, see the Company's current reports on form 6-K dated October 26, 2021 and November 12, 2021.

14.
For additional details to the description in Note 7 to the Company's consolidated financial statements as of December 31, 2020 included in Chapter C of the Periodic Report, regarding the MOC's demand from Golan Telecom Ltd., or Golan, to return financial benefits it previously received and the submission of an administrative petition by Golan in September 2021 to annul the resolution regarding the return of such benefits and to return the amounts paid by Golan in accordance with such resolution, to Golan, see Note 11.d. to the Interim Financial Statements.

Chapter B Board of Directors’ Report on the State of the Company’s Affairs September 30, 2021

The Company’s Board of Directors hereby respectfully submits the Board of Directors’ Report on the State of the
Company’s Affair and its subsidiaries (hereinafter together: "The Group") for the period of nine and three months ended on September 30, 2021 (the "Report Period"). The review below is limited in its scope and refers to events and changes to the Company's affairs which occurred during the Reporting Period and are material. This Report is prepared according to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (the “Report Regulations”) and
on the assumption it is being read together with the Company's Periodic Report for the year 2020 filed on Form 6-K on
March 17, 2021 ("The Periodic Report for the year 2020") as updated by the Company's periodic report for the first and second quarters of 2021 filed on  Form 6-K on May 20, 2021 and August 2021 (the "First Quarter Report" and the
"Second Quarter Report", respectively)

The Board of Directors’ Explanations on the State of the Company’s Affairs and results of operation

1.	Brief description of the Company, its business, and its activity during the Report Period

1.1.	General

The Company was incorporated in Israel in 1994 as a private company under the laws of the State of Israel, under the name Cellcom Israel Ltd. Until February 8, 2021, the Company’s shares were listed for dual trading on the New York Stock Exchange (NYSE) and on the Tel Aviv Stock Exchange. Since February 9, 2021, the Company’s shares are only traded on the Tel Aviv Stock Exchange.

As of the date of this Report and until the completion of the de-registration of the Company’s shares under US securities laws, if completed, the Company is reporting both under Israeli reporting obligations that apply to companies whose shares are not listed for dual trading, and under US reporting obligations. Similarly, US law with respect to liability towards the Company’s investors also applies in material aspects, alongside Israeli law.

The Group operates in the Israeli communications market in two areas of activity, which are reported as reportable segments in the Company’s consolidated financial statements (for details see Note 4 to the Company’s consolidated financial statements as of September 30, 2021 which are attached as chapter C to this report (the “Financial Statements”)):

1.1.1.
The cellular communications area (cellular segment) - In the framework of this field of activity, the Group provides its customers with a wide range of cellular telecommunication services in Israel, under licenses it was granted by the Israeli Ministry of Communications or MOC. In addition, the Group provides overseas roaming services to its customers and to customers of foreign operators who are visiting Israel. The Company sells related services and end-user equipment and equipment repair services to its customers. The cellular segment also includes the Company’s revenues arising from the sharing agreement with Marathon 018 Xfone Ltd. or “Xfone”. For details see section 1.3 below.

1.1.2.
The fixed-line communications area (fixed-line segment) - In the framework of this field of activity, the Group provides internet connectivity services, internet infrastructure (based on the fixed-line wholesale market and IBC’s fiber-optic infrastructure), television services over the internet (“Cellcom tv”), international telephony services, fixed-line telephony services (“Domestic Operator Services”) for the business and private sectors, and transmission services for business customers and for telecommunication operators based the Group’s independent infrastructure. The communication services are provided under licenses it was granted by the MOC (except for the internet television services that do not require a license). Similarly, the Group provides additional services such as: Conferencing services, server hosting services, cloud information security services and IOT solutions. In addition, the Group offers end-user equipment and equipment repair services to its customers.

1.2.     A review of the Company’s management regarding the results of the Group’s activity for the third quarter of 2021

The actions taken by the Company in 2020, which included, inter alia, the acquisition of Golan Telecom Ltd., or Golan, and adjusting the Company’s expense structure, continue to manifest themselves also in the third quarter, contributing to the Company’s  net profit which amounted to NIS 13 million,  representing a significant improvement in the free cash flow which amounted to NIS 110 million in the quarter, and continued growth in the Company’s  cellular subscriber's base. The Company benefitted this quarter from an increase in revenue from roaming services following a partial return of outgoing tourism in the summer months, compared to the corresponding quarter last year, but yet far from the scope of revenue that was reflected in its reports in 2019 prior to Covid-19 crisis.

The Company ended Q3 2021 with revenues of NIS 994 million compared to NIS 956 million in the corresponding quarter last year, reflecting an increase of approximately 4%. The Company has 3,246 thousands cellular subscribers (an increase of approximately 20,000 subscribers compared to the end of Q2 2021), 250,000 television subscribers, the number of fiber-optic subscribers increased to 123,000 (compared to 113,000 subscribers at the end of Q2 2021).

The revenues from services in the mobile segment in the current quarter increased by approximately 14.5% compared to the corresponding quarter in 2020 and amounted to NIS 474 million. The increase mainly derives from Golan’s consolidation starting from September 2020. Revenues from services in the fixed-line segment decreased by approximately 7% compared to the corresponding quarter last year and amounted to approximately NIS 304 million. The decrease mainly derives from a decrease in revenues from transmission services revenues received from Golan prior to its acquisition by the Company. Revenues from end-user equipment in Q3 2021 amounted to approximately NIS 255 million, with a gross profit of NIS 34 million, compared to revenues of NIS 261 million with a gross profit of NIS 22 million in the corresponding quarter last year.

The current quarter's data continue to reflect the Company’s return to operating profitability in 2021 following an improvement in ongoing revenues from the mobile segment while maintaining operational efficiency and cutting down on operating costs. As a result, the Company’s operating profit in the current quarter amounted to approximately NIS 58 million, compared to a loss of approximately NIS 6 million in the corresponding quarter last year. The increase in operating profit mainly derives from the consolidation of Golan’s results and operational streamlining that manifested itself in a significant decrease in costs.

The Company’s adjusted EBITDA (as defined in section 4.1 below) for the Report Period amounted to NIS 277 million, compared to NIS 231 million in the corresponding quarter last year, an increase of 19.9%, whereas the Company’s net profit amounted to NIS 13 million, compared to a loss of NIS 37 million in the corresponding quarter last year.

The Company ended the quarter with a free cash flow (FCF) (as defined in section 4.1 below) of approximately NIS 110 million, compared to NIS 44 million in the corresponding quarter last year, an increase of 150%, which mainly derives from an improvement of the Company’s results, an improvement of the working capital, and from implications of the Golan transaction and the consolidation of its results.

The current quarter's data continue to reflect the actions taken by the Company for improving experience and quality of service, inter alia, through a significant upgrade of the cellular and fixed-line infrastructure (which manifests itself in an increase in the scope of the Company’s investments in infrastructure), and an emphasis on a high level of service and fairness towards the customers.

The Company intends to continue investing in infrastructure and improving the quality and level of service to its customers also in the future, anticipating that this will lead to a continued improvement of customer satisfaction and to an increase in its revenues and results of operations.

1.3.          Material events during the Report Period and after the date of the report

A.	With reference to the conflict with Xfone and the legal proceedings taken by the Company against Xfone, see Note 11 to the Financial Statements.

B.	For details regarding events after the reporting period, see Note 11 to the Financial Statements.

1.4.          The Corona virus spread

Further to the Company's report in Note 1.b of the Annual Financial Statements, and section 1.4 in Chapter B, of the Second Quarter Report, during the third quarter of 2021, the Company continued to experience a significant decline in roaming revenues of outgoing and incoming tourism compared to the period before Coronavirus crisis, although as a result of a partial return of outgoing tourism the Company's revenues increased compared to the corresponding quarter of 2020. The Company estimates that the material adverse effect on its results of operations is expected to continue in the near future as long as the restrictions on the movement of outbound and inbound tourism continue.

Regarding the restrictions on trading and closing malls - in light of the opening of the Israeli economy, since the beginning of the year, the effect of such restrictions on the Company’s results of operations in the current quarter was not significant.

The Company examined its financing sources and liquidity, and estimates that it has the financial strength to deal with the implications of Covid-19, inter alia in light of the diversification of its areas of activity and its scope of surpluses and liquidity.

The Company examined the effect of the crisis on its current balance in its statement of Financial Position including current assets, inventory, fixed assets, and influence on changes in leasing agreements and did not make any adjustments in material amounts due to the crisis.

Nevertheless, since this is an event that is outside the control of the Company and due to the ongoing nature of the crisis that is characterized by uncertainty, inter alia, regarding the date on which the pandemic  shall be contained, as of the date of the Financial Statements, there is no certainty with respect to the scope and impact on the Company and on the market in general, inter alia, in light of market conditions, the phases of coping with the pandemic in Israel and the world, the scope of unemployment, the scope of private consumption, concern for development of a local or global recession, or another outbreak of the virus. Such sweeping effects, if realize, in whole or in part, could have an adverse effect on the business of the Group and its results of operations.

The Company’s estimations with respect to the trends, events, and developments in connection with the coronavirus spread, which are expected to have an effect on its business activity and results, and regarding the manner of their effect on the Company, its activity and its results, constitutes forward looking information as defined in the U.S Private Securities Litigation Reform Act of 1995 and  and in the Israeli Securities Law 1968, which is uncertain, since it is affected by an a variety  of factors that are beyond the Company’s control, and it is inter alia subject to the effect of the factors set forth above, and under the risk factors in the Company’s areas of activity (as set forth in Section 26 of Chapter A to the Periodic Report for the year 2020).

2.	Financial position

Section	As of September 30		Board of directors’ explanation
	2021	2020
	NIS millions
Current assets	1,707	1,907	The decrease mainly derived from a decrease in the cash and deposits section and a decrease in customers balance due to a reduction in sales of end equipment to customers in installments.
Non-current assets	4,696	4,835	The decrease mainly derived from a decrease in the number of long-term customers. This decrease was partially offset against an increase in the balance of right of use assets for leases.
Total assets	6,403	6,742
Current liabilities	1,624	1,754
The decrease mainly derived from a decrease in current maturities of loans and debentures, and from a decrease in the suppliers section and the provision fees section as a result of the repayment of these payments.

Non-current liabilities	2,876	3,070	The decrease mainly derived from a decrease in the long-term loan balance following current repayments that were offset against an increase in the liabilities balance for lease.
Total liabilities	4,500	4,824
Equity	1,903	1,918
Total liabilities and equity	6,403	6,742

3.	Analysis of the operating results

3.1.	Below is an analysis of the Company’s operating results for the three and nine months period ended on September 30, 2021 compared to the corresponding periods last year

Section	For the nine months ended at September 30, 2021	For the nine months ended at September 30, 2020	For the three months ended at September 30, 2021	For the three months ended at September 30, 2020	Board of directors’ explanation
	NIS millions
Revenues from services	2,188	2,060	739	695
The increase in the nine months period ended September 2021 compared to corresponding  period last year, and in the current quarter compared to the corresponding quarter mainly derived from the revenues of Golan, whose results have been consolidated starting in September 2020.

Revenues from equipment	842	643	255	261
The increase in the nine months period ended September 2021 compared to the corresponding period last year mainly derived from an increase in revenues from end equipment in the mobile segment, and an increase in revenues from end equipment in the fixed-line segment.

Total revenues	3,030	2,703	994	956
Cost of revenues	(2,201)	(2,052)	(705)	(744)
The increase in the nine months period ended September 2021 compared to the corresponding period last year, mainly derived from an increase in the sale of end equipment in the mobile and fixed-line segments. In the current quarter the decrease mainly derives from a decrease in the costs for end equipment in the fixed-line segment and a decrease in depreciation costs.

Gross profit	829	651	289	212
Gross profit rate from total revenues	27.4%	24.1%	29.1%	22.2%
Sale and marketing, General and administrative costs and credit losses	(723)	(682)	(248)	(227)
The increase in the nine months period ended September 2021 compared to the corresponding period last year, and in the current quarter compared to the corresponding quarter mainly derived from the expenses of Golan, whose results have been consolidated since September 2020, and from an increase in advertising costs.

Other income, net	35	21	17	9
The increase in the nine months period ended September 2021 compared to the corresponding period last year, mainly derived from revenue from performing contract work of fiber-optic deployment for the included company IBC, which was offset against a provision for a legal claim of approximately NIS 32 million in Q2.

Operating profit (loss)	141	(10)	58	(6)
The increase in operating profit mainly derives from Golan’s contribution which was first consolidated in September 2020 and an increase in premiums from end-user equipment, and a decrease in operating costs.

Financing costs, net	(126)	(130)	(39)	(32)
The decrease in the nine months period ended September 2021 compared to the corresponding period last year, mainly derived from a loss in the investment portfolio in the corresponding period that was offset from an increase in financing costs as a result of the consumer price index increase in 2021. The increase in the current quarter of 2021 compared to the corresponding quarter last year derived from profits of the securities portfolio until its complete exercise in the corresponding quarter last year.

Share in the losses of equity accounted investees	(4)	(9)	(2)	(2)
loss before taxes on revenue	11	(149)	17	(40)
Tax benefit (Taxes on income)	(5)	23	(4)	3
Profit (loss) for the period	6	(126)	13	(37)

3.2.	Below is central financial data according to segments of activity (in NIS millions):

	Cellular			Fixed-line			Inter-segment adjustments
	7-9/2021	7-9/2020	Change in %	7-9/2021	7-9/2020	Change in %	7-9/2021	7-9/2020
Revenue from services	474	414	14.5%	304	327	(7.0)%	(39)	(46)
Revenue from equipment	211	223	(5.3)%	44	38	15.8%	-	-
Total revenue	685	637	7.6%	348	365	(4.7)%	(39)	(46)
Adjusted EBITDA[1]	168	114	47.4%	109	117	(6.8)%	-	-
Adjusted EBITDA as a percentage of total revenue	24.5%	17.9%	36.8%	31.3%	32.1%	(2.5)%	-	-

	Cellular			Fixed-line			Inter-segment adjustments
	1-9/2021	1-9/2020	Change in %	1-9/2021	1-9/2020	Change in %	1-9/2021	1-9/2020
Revenue from services	1,393	1,195	16.6%	911	993	(8.3)%	(116)	(128)
Revenue from equipment	673	526	27.9%	169	117	44.4%	-	-
Total revenue	2,066	1,721	20.0%	1,080	1,110	(2.7)%	(116)	(128)
Adjusted EBITDA[1]	504	370	36.2%	341	327	4.3%	-	-
Adjusted EBITDA as a percentage of total revenue	24.4%	21.5%	13.5%	31.6%	29.5%	7.1%	-	-

1 See definition in Section 4 below.

4.	Operational and financial indicators (KPIs)

4.1.
As of the Report date, the Company’s management uses financial performance indicators that are not based on accepted accounting rules, for evaluating, tracking, and presenting the Company’s financial performance. These indicators do not constitute a substitute for the information included in the Company’s financial statements. Below are the details of the indicators:

Indicator	Calculation/components	Details of the indicator’s purposes	Data
Adjusted EBITDA
Represents the net profit before: net financing costs, taxes, other income (expenses) that are not part of the Company's current activity (including provisions of lawsuits that are included in other expenses), depreciation and amortization, profits (losses) equity accounted investees and share-based payments. In addition, including other income (expenses) that are part of the Company's current activity, such as interest income in respect of sale transactions in installments and costs in respect of voluntary retirement plan.

The Company presents this indicator as an additional performance indicator, since it believes that it enables operational performance comparisons between periods and between companies, while neutralizing potential discrepancies arising from differences in the capital structure, taxes, age of fixed assets and amortization costs of which. The adjusted EBITDA does not take into account the requirement of the debt service and additional obligations, including capital investments, and therefore it does not necessarily indicate the amounts available for the Company’s use. In addition, no comparison can be made between the adjusted EBITDA and the indicators that are similarly referred to and that are reported by other companies due to a change in the calculation of these indicators.
See Section 4.2 below.
Free cash flow
Net cash deriving from current activity plus the proceeds from selling fixed assets or investments, which are related to the day-to-day business, and less cash used for investment activity in fixed assets or other assets, less payments for leases. The free cash flow does not include investments in subsidiaries.

The Company presents this indicator as an additional performance indicator, since it believes that it enables comparisons between the cash production rate from the operational activity by periods, while neutralizing potential discrepancies arising from differences in the capital structure and debt. The free cash flow does not take into account the requirements of the debt service and additional financing activity, and therefore it does not necessarily indicate the amounts to be available for the Company’s use. In addition, no comparison can be made between the free cash flow and indicators that are similarly referred to and that are reported by other companies due to a change in the calculation of these indicators.
See Section 4.3 below.

4.2.	Below are details on the adjustments between the Company’s net profit and adjusted EBITDA (in NIS millions):

Indicator	For the Nine months period ended September 30		For the Three months period ended September 30
	2021	2020	2021	2020
Net income (Loss) for the period	6	(126)	13	(37)
Taxes on income (tax benefit)	5	(23)	4	(3)
Financing costs, net	126	129	39	32
Other expenses than are not part of the Company's current activity	16	4	(5)	1
Depreciation and amortization	673	690	220	230
Losses from equity accounted investees	4	9	2	2
Share-based payment	15	14	4	6
Adjusted EBITDA	845	697	277	231

4.3.	Below are details on the data regarding the Company’s free cash flow (in NIS millions):

	For the nine months period ended September 30		For the three months period ended September 30
Section	2021	2020	2021	2020
Net cash deriving from operating activities	721	638	276	202
Cash used for investment activities(*)	1	(535)	(93)	(267)
Neutralizing acquisition of subsidiary	-	623	-	620
Neutralizing changes in the investment portfolio and deposits	(324)	(405)	(14)	(446)
cash used for leases (financing activities)	(177)	(196)	(59)	(65)
Free cash flow	221	125	110	44

 (*)changes in the investment portfolio and deposits are  Neutralized from free cash flow.

For the nine month  period neutralization of changes in deposits of NIS 324 million and neutralized payment by Golan in the amount of  NIS 75 million to the MOC, which is part of the Purchasing of Golan by the Company.

4.4.
As of the Report date, the Company’s management uses operational performance indicators that are not based on accepted accounting rules, for evaluating, tracking, and presenting each segments operational performance. Below are the details of the indicators:

Central operational indicators - cellular segment:

Indicator	For the three month period ended September 30			Company’s explanations
	2021	2020	Change in %
No. of cellular subscribers at the end of the period (in thousands)[2]	3,246	3,641	(10.8)%
The decrease in the number of subscribers compared to the corresponding quarter last year derived from excluding data subscribers as part of the subscribers' base (approximately 427,000 subscribers that generate negligible revenue for the Company) starting from the beginning of Q4 2020.

Churn rate of cellular subscribers[3] (in %)	7.2%	8.7%	(17.2)%	The decrease in the churn rate is a result of the processes led by the Company this past year that includes an investment in infrastructure and improving customer experience.
Average monthly revenues per cellular subscriber (ARPU) (in NIS)[4]	48.6	45.7	6.3%	The increase in ARPU derives, inter alia, from an increase in revenues from selling international packages and from changing the method of counting the subscribers in Q4 of 2020.

Central operational indicators – Fixed-line segment:

Indicator	As of September 30			Company’s explanations
	2021	2020	Change in %
Internet infrastructure - no. of subscribers (households) as of the end of the period (in thousands)[5]	300	289	3.8%	The increase in the number of subscribers derives from the Group’s continued growth in this area.
Television - no. of subscribers as of the end of the period (in thousands)[5]	250	251	(0.4)%	The stagnation in the number of television subscribers is primarily a result of the media crisis that the Company experienced in May 2021.

2  Cellular subscribers data refers to “active” subscribers. For purpose of the subscriber base, one “subscriber” means one cellular number. The Company adds a subscriber to the subscribers base upon its joining to the service. A prepaid subscriber is added to the subscribers base only upon charging a prepaid card. A subscriber that ceased being an “active” subscriber is a subscriber that does not generate revenue and activity on the Cellcom network for six consecutive months. Up to and including Q3 2020, the base also included data subscribers (data communications). A data subscriber ceased being an “active” subscriber if it used less than 0.5 Gigabytes or generated cumulative revenues of less than NIS 1, during a six month period. As of the fourth quarter of 2020 the Company ceased to include in its active subscribers base date subscribers (approximately 427,000 active subscribers). to the best of the Company’s knowledge, the six months’ policy is consistent with the policies adopted by other cellular providers in Israel, but the policy of counting the subscribers is not identical between the various cellular providers (the main difference refers to the manner of counting the data subscribers).
3  The churn rate is calculated according to the ratio of cellular subscribers who disconnected from the Company’s services (whether as a result of the subscriber initiating the disconnection or the Group doing so) and of subscribers who became inactive during the period, and the remaining active subscribers at the beginning of the period. The churn rate does not include the subscriber removal of 2020 as aforementioned.
4  ARPU is calculated by dividing the total average monthly revenues from cellular services for the period, by the number of average active subscribers for the period. Revenues from cellular services include, inter alia, include revenues from roaming services and from hosting and network sharing revenue, and monthly revenues from repair services, but they do not include revenues from occasional repair services and from the sale of equipment.
5 Subscribers data refers to “active” subscribers.

4.5.	Main results and operational data in quarterly division:

Financial data (million NIS)	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21
Revenue from services cellular segment	396	385	414	465	458	461	474
Revenue from equipment cellular segment	156	147	223	178	239	223	211
Total Revenues cellular segment	552	532	637	643	697	684	685
Revenue from services fixed-line segment	327	339	327	313	302	305	304
Revenue from equipment fixed-line segment	54	25	38	57	73	52	44
Total Revenues fixed-line segment	381	364	365	370	375	357	348
Consolidation adjusments	(41)	(41)	(46)	(40)	(39)	(38)	(39)
Total revenues	892	855	956	973	1,033	1,003	994

Gross profit equipment	46	20	22	33	48	41	34
Operational expenses[6]	490	485	493	550	493	508	494
Adusted EBITDA cellular segment	131	125	114	155	161	175	168
Adusted EBITDA fixed-line segment	113	97	117	66	110	122	109
Adjusted EBITDA	244	222	231	221	271	297	277
Operating profit (loss)	18	(22)	(6)	(13)	50	33	58
Finanacing expenses, net	64	34	32	42	38	49	39
Net income (loss)	(43)	(46)	(37)	(44)	7	(14)	13
Capital expendtures tangible and intangble assets	118	114	108	159	104	128	165
Free cashflow	57	24	44	125	49	62	110
Net debt[7]	1,890	1,839	2,368	2,276	2,259	2,240	2,162

Operational Data (million NIS)	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	Q3'21
Number of cellular Subscribers	2,747	2,734	3,641	3,204	3,232	3,226	3,246
Churn rate for cellular Subscribers	8.80%	8.70%	8.70%	8.40%	7.80%	8.60%	7.20%
Monthly cellular ARPU (NIS)	48.1	46.9	45.7	48.6	47.4	47.7	48.6
TV field Subscribers (thousands)	246	245	251	252	254	250	250
Internet infrastructure field Subscribers (thousands)	279	283	289	293	297	296	300
			80	93	106	113	123

6 Opertional expenses including other expenses and excluding depreication expenses and equipment cost.
7 “Net debt” is defined as undertakings for debentures and credit and loans from banking corporations and others (with no undertaking for leases deriving from the implementation of the provisions in IFRS 16), and, less cash and cahs equivalents and current investments in marketable securities and deposits.

5.	Liquidity

Below are the Board of Directors’ explanations on the Company’s liquidity position for the nine and six months periods ended at September 30, 2021 compared to the corresponding periods last year (in NIS millions):

Section	1-9/2021	1-9/2020	7-9/2021	7-9/2020	Board of directors’ explanation
Cash flow from current activities	721	638	276	202
The increase in the nine and three months periods ended September 2021 compared to the corresponding periods last year, mainly derived from working capital discrepancies, higher operating profit, and from consolidating Golan’s results.

Cash flow from investment activities	1	(535)	(93)	(267)
The change in the nine and three months periods ended September 2021 compared to the corresponding periods last year, derived from exercising short-term deposits, which was offset against an increase in investments in fixed property, and last year’s investment in Golan.

Cash flow (used) derived from financing activities	(851)	(479)	(478)	(224)	The change in the nine and three months periods ended September 2021 compared to the corresponding periods last year, derived from last year’s considerations of warrants and issuing debentures.
Balance of cash and cash equivalents as of the end of the period	590	630	590	630

6.	Financing sources

6.1.	The Company mainly finances its activity through cash flow from current activity, by issuing securities, including debentures and ordinary shares, and with loans from institutional entities.

6.2.	Details about the Company’s debentures in Circulation as of September 30, 2021 are attached to this Board of Directors Report.

6.3.	There were no significant changes in the credit days received by the Company from its vendors and customers in relation to the description in the Periodic Report for the year 2020.

6.4.
As of the date of the Report, there are no warning signs as defined in Regulation 10 (B) (14) of the Report Regulations, The Company is in compliance of all financial covenants and the additional terms and liabilities which are included in the deeds of the debentures issued.

November 15, 2021

Mr. Avi Gabbay	Mr. Doron Cohen
CEO of the Company	Chairman of the Board of Directors

Annex - Details Regarding debentures in Circulation as of the Report Date

1.	Details Regarding debentures in Circulation: (NIS million)

Series (**)	Date of issue	Par value on the issue date (in NIS millions)	Par value on September 30, 2021	Par value on September 30, 2021, including linkage	Accrued interest	Financial statements balance as of September 30, 2021	Stock market value	Type of interest	Payment dates of principal	Payment dates of interest(1)	Terms of linkage	Convertible	Right to early redemption
Series H	July 8, 2014; February 3, 2015*; February 11, 2015*;	949.624	466.270	446.544	2.201	448.745	489.185	Annual interest of 1.98%.	From July 5, 2018, until July 5, 2024 (including)	On January 5 and July 5, every year from 2015 until 2024 (including)	Linked (principal and interest) to the Consumer Price Index.	No	Subject to certain terms
Series I	July 8, 2014; February 3, 2015*; February 11, 2015*; March 28, 2016.	804.010	450.246	441.014	4.443	445.457	477.260	Annual interest of 4.14%.
Eight annual payments: Three equal annual payments of 10% from the principal amount on July 5 of 2018 until 2020 (including), and five equal annual payments of 14% from the principal amount on July 5 of 2021 until 2025 (including).
										On January 5 and July 5, every year from 2015 until 2025 (including)	Not Linked	No	Subject to certain terms
Series J	September 25, 2016	103.267	90.513	90.117	0.529	90.646	97.590	Annual interest of 2.45%.	On July 5 of 2021 until 2026 (including).	On January 5 and July 5, every year from 2017 until 2026 (including)	Linked (principal and interest) to the Consumer Price Index	No	Subject to certain terms
Series K	September 25, 2016; July 1, 2018*; December 10, 2018*	710.634	604.039	601.095	5.111	606.206	633.033	Annual interest of 3.55%.	On July 5 of 2021 until 2026 (including).	On January 5 and July 5, every year from 2017 until 2026 (including)	Not Linked	No	Subject to certain terms
Series L	January 24, 2018; December 10, 2018*; May 12, 2020*, December 1, 2020*	1,235.937	1224.979	1168.606	22.486	1191.092	1234.166	Annual interest of 2.50%.	On January 5 of 2023 until 2028 (including).	On January 5 every year from 2019 until 2028 (including)	Not Linked	No	Subject to certain terms
Total		3,803.472	2,836.047	2,747.376	34.770	2,782.146	2,931.234

(*)	On these dates the debenture series were expanded. The information appearing in the table refers to the full series.
(**)
As of September 30, 2021, the Company’s debentures (Series H, I, K, and L) are material and constitute more than 5% of the Company’s total liabilities as presented in the Financial Statements. Similarly, as of September 30, 2021, the Company’s net debt to adjusted EBITDA[8] ratio was 2.03 including the total interest accrued in the books. There was no cause for early redemption in the Report Period.

8 The net debt to adjusted EBITDA ratio is the ratio between the Company’s net debt to the adjusted EBITDA in a period of 12 consecutive months, when neutralizing one-time events. In this respect, “net debt” is defined as credit and loans from banking corporations and others (with no undertaking for leases deriving from the implementation of the provisions in IFRS 16), and undertakings for debentures, less cash and cahs equivalents and current investments in marketable securities. “Adjusted EBIDTA” – see the definition in Section 4.1 above.

2.	Details regarding the trustee:

Series	Name of the trust company	Name of responsible person for the debentures	Contact	Address for delivery of documents
Series H	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series I	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series J	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series K	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series L	Strauss Lazer, Trust Company (1992) Ltd.	Ori Lazer	email: ori@slcpa.co.il Tel: 03-6237777	17 Yitzchak Sadeh Street, Tel Aviv 5613824

3.	Details regarding the rating of the debentures:

Series	Name of rating company	Rating as of the issue date	Rating as of the Report date	Additional ratings between the issue and Report date		Details regarding the intention of the rating company to change the rating
				Rating dates(1)	The rating
Series H	Maalot Standard & Poor’s Ltd. (“Maalot”)	A+	A	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020, 08/2021	A+, A	In August 2021, Maalot updated the Company’s rating forecast from A with a negative outlook to a rating of A with a stable outlook.
Series I	Maalot	A+	A	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020, 08/2021	A+, A
Series J	Maalot	A+	A	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020, 08/2021	A+, A
Series K	Maalot	A+	A	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020, 08/2021	A+, A
Series L	Maalot	A+	A	01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020, 08/2021	A+, A

(1)
In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018, Maalot ratified the Company’s A+ rating with a stable outlook. In March 2019, Maalot updated the Company’s rating forecast from A+ with a stable outlook to a rating of A+ with a negative outlook. In August 2019, Maalot updated the Company’s rating forecast from A+ with a negative outlook to a rating of A with a negative outlook. In May 2020, August 2020, and November 2020, Maalot ratified the Company’s rating of A with a negative outlook. In August 2021 Maalot ratified the Company’s rating A and updated its outlook to a stable outlook.

4.	Additional undertakings:

4.1.	The Company’s debentures (Series H to L) are not secured and include, in addition to accepted terms and undertakings, the following undertakings:
a.	A negative pledge undertaking, subject to certain exceptions. Failure to comply with this undertaking shall be deemed a cause for acceleration.
b.
An undertaking not to distribute more than 95% of the profits suitable for distribution under the Companies Law (the “Profits”); provided that (1) should the Company’s net debt to EBITDA[9] ratio exceed the ratio of 3.5:1, the Company shall not distribute more than 85% of the Profits; (2) should the Company’s net debt to EBITDA ratio exceed 4:1, the Company shall not distribute more than 70 of the Profits; and (3) should the Company’s net debt to EBITDA ration exceed 5:1, or 4.5:1 during four consecutive quarters, the Company shall not distribute dividends.

c.	And undertaking to rate the debentures through a rating company (insofar as this is under the Company’s control).
d.
An undertaking to pay additional interest of 0.25% for a two-point decrease in the rating of the debentures Series H to K, and 0.5% for a two point decrease in the rating of debentures Series L, and additional interest of 0.25% for any one point decrease in the rating of the debentures until the maximum addition of 1%, compared to their rating before their issue.

e.	The Company’s undertaking not to issue additional debentures of any series should the Company not meet the financial criteria, or if such issue would cause a decrease in the rating of the debentures.
4.2.	In addition, the Company’s debentures include events of default, including:
a.
Accelerating a different debt of the Company (cross default) by a non-supplier lender, except with respect to a debt of NIS 150 million or less. Such debt acceleration restriction shall not apply to a cross default caused by a different series of Company debentures.

b.	A case where the Company shall cease to be active in the cellular communications area and/or ceased to hold its Cellular License for a period exceeding 60 days.
c.	Trading suspension of the debentures on the Tel Aviv Stock Exchange, for a period exceeding 45 days.
d.	Making a distribution that does not comply with the Company’s undertaking with respect to the restrictions on distributing profits.
e.	Failure to rate the debentures for a period exceeding 60 days.
f.	A court request or order to stay proceedings against the Company or submitting a motion for a creditors settlement.
g.	Selling a substantive part of the Company’s assets or a merger (except for certain exceptions).
h.	Failure to publish financial statements on time.
i.	A net debt to EBITDA ratio that exceeds 5:1, or that exceeds 4.5:1 during four consecutive quarters.
j.	Failure to comply with the Company’s undertaking not to create any pledges.
k.
A material deterioration in the Company’s business compared to the condition thereof on the issue date of the debentures, and real concern that the Company would not be able to repay the debentures on time.

l.	A substantial concern that the Company shall not meet, its material obligations towards the debenture holders.
m.	Including a note in the Company’s financial statements regarding a concern of the Company continued existence as a “going concern” for a period of two consecutive quarters.
n.	Violating the Company’s undertaking with respect to the issue of additional debentures.

Cellcom Israel Ltd. Condensed Consolidated Interim Financial Statements As at September 30, 2021

Condensed Consolidated Interim Financial Statements as at September 30, 2021

The accompanying review report is a non-binding translation into English of the original review report published in Hebrew. The version in Hebrew is the approved text.

Auditors’ review report to the shareholders of
Cellcom Israel Ltd.

Introduction

We have reviewed the accompanying financial information of Cellcom Israel Ltd. and subsidiaries (hereinafter - the "Company"), which comprises the condensed consolidated statement of financial position as of September 30, 2021 and the condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine and three months period then ended. The Company's board of directors and management are responsible for the preparation and presentation of this interim financial information for this interim period in accordance with IAS 34, "Interim Financial Reporting". In addition, they are responsible for the preparation of this interim financial information for this interim period in accordance with chapter 4 of the provisions of the Securities Regulations (periodic and immediate reports (1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not reviewed the condensed interim financial information of certain consolidated companies, whose assets included in consolidation constitute approximately 1% of total consolidated assets as of September 30, 2021 and whose revenues included in consolidation constitute approximately 13% of total consolidated revenues for the nine and three months period then ended. Also, we did not review the financial statements of investments in equity accounted investees, whose investments constitute approximately NIS 134 millions as of September 30, 2021, and whose share in losses constitute approximately NIS 20 million and NIS 7 million respectively, for the nine and three months period then ended.

The condensed interim financial information for this interim period of those companies were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to amounts included for those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with (Israel) Review Standard No. 2410, issued by the Israeli Institute of Certified Public Accountants regards "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing principles generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements do not present fairly, in all material respects, in accordance with International Accounting Standard 34, "Interim Financial Reporting".

In addition to the previous paragraph, based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements do not present, in all material respects, in accordance with chapter 4 of the provisions of the Securities Regulations (Periodic and immediate reports) 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
November 15, 2021	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

 Cellcom Israel Ltd.
Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
			(Note 2F)
	September 30,	September 30,	September 30,	December 31,
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	630	590	183	719
Current deposits	123	30	9	429
Trade receivables	967	881	273	985
Current tax assets	3	10	3	2
Other receivables	46	49	15	39
Deferred expenses - right of use	58	60	19	52
Inventory	80	87	27	73

	1,907	1,707	529	2,299
Non- current assets
Trade and other receivables	217	154	47	183
Deferred expenses - right of use	308	324	100	315
Property, plant and equipment, net	1,363	1,343	416	1,402
Intangible assets and others, net	2,161	2,138	662	2,188
Investments in equity accounted investees	138	135	42	131
Right-of-use assets, net	648	599	186	639
Deferred tax assets	-	3	1	-

	4,835	4,696	1,454	4,858

	6,742	6,403	1,983	7,157

Current liabilities
Current maturities of debentures and of loans from financial institutions	513	381	118	514
Current tax liabilities	-	3	1	-
Current maturities of lease liabilities	204	210	65	214
Trade payables and accrued expenses	653	632	196	768
Provisions	170	116	36	176
Other payables, including derivatives	214	282	87	257

	1,754	1,624	503	1,929
Non- current liabilities
Long-term loans from financial institutions	163	-	-	50
Debentures	2,336	2,366	733	2,723
Long-term lease liabilities	468	428	133	457
Provisions	30	28	9	30
Other long-term liabilities	3	1	0	41
Liability for employee rights upon retirement, net	18	11	3	11
Deferred taxes liabilities	52	42	13	36

	3,070	2,876	891	3,348

	4,824	4,500	1,394	5,277

Equity
Equity attributable to owners of the Company	1,918	1,903	589	1,880

	6,742	6,403	1,983	7,157

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

November 15, 2021	Doron Cohen	Avi Gabbay	Shai Amsalem
Date of approving the financial statements	Chairman of the board	CEO	CFO

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Income

			Convenience translation into US dollar (Note 2F) For the nine month period ended September 30,			Convenience translation into US dollar (Note 2F) For the three month period ended September 30,

	For the nine month period ended September 30,			For the three month period ended September 30,			For the year ended December 31,
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Revenues	2,703	3,030	938	956	994	308	3,676
Cost of revenues	(2,052)	(2,201)	(682)	(744)	(705)	(218)	(2,800)

Gross profit	651	829	256	212	289	90	876

Selling and marketing expenses	(411)	(491)	(152)	(147)	(164)	(51)	(580)
General and administrative expenses	(245)	(226)	(70)	(76)	(78)	(24)	(330)
Credit losses	(26)	(6)	(2)	(4)	(6)	(2)	(27)
Other income, net	21	35	12	9	17	5	38

Operating profit (loss)	(10)	141	44	(6)	58	18	(23)

Financing income	6	6	2	10	1	-	10
Financing expenses	(136)	(132)	(41)	(42)	(40)	(12)	(182)
Financing expenses, net	(130)	(126)	(39)	(32)	(39)	(12)	(172)

Share in losses of equity accounted investees	(9)	(4)	(1)	(2)	(2)	(1)	(14)

Profit (Loss) before taxes on income	(149)	11	4	(40)	17	5	(209)

Tax benefit (taxes on income)	23	(5)	(2)	3	(4)	(1)	39
Profit (loss) for the period	(126)	6	2	(37)	13	4	(170)
Attributable to:
Owners of the Company	(126)	6	2	(37)	13	4	(170)
Profit (loss) for the period	(126)	6	2	(37)	13	4	(170)

Profit (loss) per share
Basic profit (loss) per share (NIS)	(0.83)	0.04	0.01	(0.22)	0.08	0.02	(1.11)

Diluted profit (loss) per share (NIS)	(0.83)	0.04	0.01	(0.22)	0.08	0.02	(1.11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2F)			(Note 2F)
	For the nine month period ended September 30,		For the nine month period ended September 30,	For the three month period ended September 30,		For the three month period ended September 30,	For the year ended December 31
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Profit (loss) for the period	(126)	6	2	(37)	13	4	(170)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges,net	-	2	1	-	1	-	(2)
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	2	1	-	1	-	(2)
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	-	-	-	2
Total other comprehensive profit for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	2
Total other comprehensive profit for the period, net of tax	-	2	1	-	1	-	-
Total comprehensive profit (loss) for the period	(126)	8	3	(37)	14	4	(170)
Total comprehensive profit (loss) attributable to:
Owners of the Company	(126)	8	3	(37)	14	4	(170)
Total comprehensive profit (loss) for the period	(126)	8	3	(37)	14	4	(170)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
	Share capital	Share premium	Capital reserves	Retained earnings	Total equity	Convenience translation into US dollar (Note 2F)
	NIS millions				US$ millions
For the nine months period ended September 30, 2021 (Unaudited)
Balance as of January 1, 2021 (Audited)	2	792	(2)	1,088	1,880	582
Comprehensive profit for the period, net of tax
Profit for the period	-	-	-	6	6	2
Other comprehensive income for the period, net of tax	-	-	2	-	2	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	15	15	5
Balance as of September 30, 2021 (Unaudited)	2	792	-	1,109	1,903	590

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the nine months period ended September 30, 2020 (Unaudited)
Balance as of January 1, 2020 (Audited)	2	623	24	1,236	1,885	2	1,887
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(126)	(126)	-	(126)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	14	14	-	14
Equity offering	-	-	5	-	5	-	5
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	-	(2)	(2)
Exercise of share options	-	169	(29)	-	140	-	140
Balance as of September 30, 2020 (Unaudited)	2	792	-	1,124	1,918	-	1,918

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Share premium	Capital reserves	Retained earnings	Total	Convenience translation into US dollar (Note 2F)
	NIS millions					US$ millions
For the three month period ended September 30, 2021 (Unaudited)
Balance as of July 1, 2021 (Unaudited)	2	792	(1)	1,092	1,885	584
Comprehensive profit for the period, net of tax
Profit for the period	-	-	-	13	13	4
Other comprehensive income for the period, net of tax	-	-	1	-	1	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	4	4	1
Balance as of September 30, 2021 (Unaudited)	2	792	-	1,109	1,903	589

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total equity
	NIS millions
For the three month period ended September 30, 2020 (Unaudited)
Balance as of July 1, 2020 (Unaudited)	2	702	15	1,155	1,874
Comprehensive loss for the period, net of tax
Loss for the period	-	-	-	(37)	(37)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	6	6
Exercise of share options	-	90	(15)	-	75
Balance as of September 30, 2020 (Unaudited)	2	792	-	1,124	1,918

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of share options	Capital reserve	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the year ended December 31, 2020 (Audited)
Balance as of January 1, 2020	2	623	24	-	1,236	1,885	2	1,887
Comprehensive loss for the year
Loss for the year	-	-	-		(170)	(170)	-	(170)
Other comprehensive income (loss) for the year, net of tax	-	-	-	(2)	2	-	-	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	-	20	20	-	20
Equity offering	-	-	5	-	-	5	-	5
Deduction of non-controlling interest due to loss of control in subsidiaries	-	-	-	-		-	(2)	(2)
Exercise of share options	-	169	(29)	-	-	140	-	140

Balance as of December 31, 2020	2	792	-	(2)	1,088	1,880	-	1,880

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Cash Flows

			Convenience translation into US dollar (Note 2F)			Convenience translation into US dollar (Note 2F)
	For the nine months period ended September 30,		For the nine months period ended September 30,	For the three months period ended September 30,		For the three months period ended September 30,	For the year ended December 31
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Cash flows from operating activities
Profit (loss) for the period	(126)	6	2	(37)	13	4	(170)
Adjustments for:
Depreciation and amortization	690	673	207	230	220	68	924
Share based payments	14	15	5	6	4	1	20
Net change in fair value of investment property	5	5	2	2	2	1	7
Gain on sale of shares in a consolidated company	(1)	-	-	-	-	-	-
Taxes on income (tax benefit)	(23)	5	2	(3)	4	1	(39)
Financing expenses, net	130	126	39	32	39	12	172
Other expenses (income)	6	(8)	(2)	6	3	1	7
Share in losses of equity accounted investees	9	4	1	2	2	1	14

Changes in operating assets and liabilities:
Change in inventory	(14)	(14)	(4)	14	20	6	(7)
Change in trade receivables (including long-term amounts)	109	109	34	(4)	75	23	125
Change in deferred expenses - right of use (including long-term amounts)	(37)*	(54)	(17)	(12)*	(21)	(7)	(50)
Change in other receivables (including long-term amounts)	(19)*	(2)	(1)	(18)*	6	2	-
Change in trade payables, accrued expenses and provisions	(43)	(142)	(45)	(15)	(91)	(28)	53
Change in other liabilities (including long-term amounts)	(57)	9	3	(19)	2	1	(51)
Payments for derivative hedging contracts, net	(1)	(3)	(1)	16	-	-	(3)
Income tax paid	(4)	(8)	(2)	2	(2)	(1)	(9)
Net cash from operating activities	638	721	223	202	276	85	993

Cash flows from investing activities
Acquisition of property, plant, and equipment	(195)	(247)	(76)	(58)	(116)	(36)	(296)
Additions to intangible assets and others	(145)	(150)	(46)	(50)	(49)	(15)	(203)
Acquisition of equity accounted investee	(3)	-	-	-	-	-	(3)
Change in current investments and deposits	401	399	124	446	72	22	89
Recepits from other derivative contracts, net	11	(1)	-	-	-	0	1
Interest received	5	-	-	-	-	-	5
Acquisition of subsidiary, less cash purchased	(1)	-	-	3	-	-	-
Cash disposed from sale of shares in a consolidated company	(608)	-	-	(608)	-	-	(608)
Net cash used in investing activities	(535)	1	2	(267)	(93)	(29)	(1,015)

*Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	For the nine months period ended September 30		Convenience translation into US dollar (Note 2F) For the nine months period ended September 30	For the three months period ended September 30		Convenience translation into US dollar (Note 2F) For the three months period ended September 30	For the year ended December 31
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Cash flows from financing activities
Receipts (payments) for derivative contracts, net	(4)	2	1	(3)	2	1	(6)
Payments for long-term loans from financial institutions	(100)	(187)	(58)	-	-	-	(212)
Repayment of debentures	(417)	(389)	(122)	(194)	(389)	(120)	(417)
Proceeds from issuance of debentures, net of issuance costs	194	-	-	-	-	-	583
Interest paid	(120)	(117)	(36)	(43)	(37)	(11)	(130)
Equity offering	5	-	-	-	-	-	5
Proceeds from exercise of share options	140	-	-	75	-	-	140
Payment of principal of lease liabilities	(177)	(160)	(50)	(59)	(54)	(17)	(228)
Net cash used in financing activities	(479)	(851)	(265)	(224)	(478)	(147)	(265)

Changes in cash and cash equivalents	(376)	(129)	(40)	(289)	(295)	(91)	(287)

Cash and cash equivalents as at the beginning of the period	1,006	719	223	919	885	274	1,006

Cash and cash equivalents as at the end of the period	630	590	183	630	590	183	719

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at September 30, 2021, comprise the Company and its subsidiaries (together referred to as the "Group") and the Group’s holdings in included entities. The Group operates and maintains telecommunications systems in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC."), a company without a controlling shareholder whose shares are traded on the Tel Aviv Stock Exchange. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE).

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2020 (hereinafter - “the Annual Financial Statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 15, 2021.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, Investment property is measured at fair value. deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Use of estimates and judgments

Except the following, the estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Annual Financial Statements.

On June 27, 2021, the Israeli Ministry of Communications, or MOC, resolved to shutdown the 2G and 3G networks (the "Old Technologies") on December 31, 2025 (the "Due Date") (with an option to advance such date to January 1, 2025, subject to certain conditions) and certain interim arrangements until the Due Date, as part of the MOC intention to promote mobile communications infrastructure in Israel and turn radio frequency resources for the strengthening of 4G and 5G technologies. Further to this decision, the MOC ordered the extension of the allocations of the frequency bands allocated for the Old Technologies, to be used also with more advanced technologies, until 2030 year-end.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

D.	Use of estimates and judgments (cont'd)

As a result, the Company changed the useful life estimate of the equipment used by the Company to operate 2G and 3G networks until 2025 year-end, and extended the amortization period of its license fees regarding 2G and 3G frequencies until 2030 year-end.

The effect of those changes on the financial statements in current year and subsequent years are following:

	For the three and nine month periods ended September 30,	For the three month period ended December 31,	For the year ended December 31,
	2021	2021	2022	2023	2024	2025	2026 - 2030
	NIS millions
	(Unaudited)
Decrease (increase) in depreciation expenses	6	6	12	3	(3)	(10)	(14)

E.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of September 30, 2021	3.229	228.26
As of September 30, 2020	3.441	223.34
As of December 31, 2020	3.215	223.34

Increase (decrease) during the period:

Nine months ended September 30, 2021	0.44%	2.20%
Nine months ended September 30, 2020	(0.43)%	(0.59)%
Three months ended September 30, 2021	(0.95)%	0.79%
Three months ended September 30, 2020	(0.72)%	0.10%
Year ended December 31, 2020	(6.97)%	(0.60)%

*According to 1993 base index.

F.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the three month period ended September 30, 2021, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2021 (NIS 3.229 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies

The accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the Annual Financial Statements.

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine the balance of assets or liabilities for those segments and therefore, they are not presented.

●	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	For the nine months period ended September 30, 2021
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to profit for the period

External revenues	2,056	974	-	3,030
Inter-segment revenues	10	106	(116)	-
Adjusted segment EBITDA *	504	341			845

Depreciation and amortization					(673)
Taxes on income					(5)
Financing income					6
Financing expenses					(132)
Other expenses					(16)
Share based payments					(15)
Share in losses of equity accounted investees					(4)
Profit for the period					6

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	For the nine months period ended September 30, 2020
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	1,709	994	-	2,703
Inter-segment revenues	12	116	(128)	-
Adjusted segment EBITDA *	370	327			697

Depreciation and amortization					(690)
Tax benefit					23
Financing income					6
Financing expenses					(136)
Other expenses					(3)
Share based payments					(14)
Share in losses of equity accounted investees					(9)
Loss for the period					(126)

	For the three months period ended September 30, 2021
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to profit for the period

External revenues	682	312	-	994
Inter-segment revenues	3	36	(39)	-
Adjusted segment EBITDA *	168	109			277

Depreciation and amortization					(220)
Taxes on income					(4)
Financing income					1
Financing expenses					(40)
Other income					5
Share based payments					(4)
Share in losses of equity accounted investees					(2)
Profit for the period					13

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	For the three months period ended September 30, 2020
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	633	323	-	956
Inter-segment revenues	4	42	(46)	-
Adjusted segment EBITDA *	114	117			231

Depreciation and amortization					(230)
Tax benefit					3
Financing income					10
Financing expenses					(42)
Other expenses					(1)
Share based payments					(6)
Share in losses of equity accounted investees					(2)
Loss for the period					(37)

	Year ended December 31, 2020
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,349	1,327	-	3,676
Inter-segment revenues	15	153	(168)	-
Adjusted segment EBITDA *	525	393			918

Depreciation and amortization					(924)
Tax benefit					39
Financing income					10
Financing expenses					(182)
Other income					3
Share based payments					(20)
Share in losses of equity accounted investees					(14)
Loss for the year					(170)

* Adjusted segment EBITDA as reviewed by the Group's CODM, represents the net profit before financing expenses, net, taxes, other income (expenses) that are not part of the Company's current activity (including provisions for legal claims that are included in other expenses section), depreciation and amortization, profits (losses) of equity account investees and share based payments. In addition, including other income (expenses) that are part of the Company's current activity, such as interest income in respect of transactions sale transactions in instalments and expenses in respect of a voluntary retirement plan. Adjusted segment EBITDA is not a financial measure under IFRS and is not comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments (including derivatives), trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	September 30,				December 31,
	2020		2021		2020
	Book value	Fair value*	Book value	Fair value*	Book value	Fair value*
	NIS millions
Debentures including current maturities and accrued interest	(2,741)	(2,795)	(2,782)	(2,931)	(3,160)	(3,329)
Long-term loans from financial institutions including current maturities and accrued interest	(302)	(307)	-	-	(188)	(192)

* The fair value of traded debentures was determined in accordance with market price as of reporting date. (in January 2021 the Company repaid an amount of NIS 62 million for interest).

Note 6 - Revenues

Composition

	For the nine month period ended September 30,		For the three month period ended September 30,		For the year ended December 31
	2020	2021	2020	2021	2020
	(Unaudited)				(Audited)
	NIS millions

Revenues from equipment	643	842	261	255	878

Revenues from services
Cellular services	1,105	1,314	386	446	1,543
Land-line communications services	877	806	285	269	1,153
Other services	78	68	24	24	102
Total revenues from services	2,060	2,188	695	739	2,798
Total revenues	2,703	3,030	956	994	3,676

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 – Loans

In June 2021, further to the continued improvement in the Group's cash flow and in order to reduce financing expenses, the Group prepaid a payment in a total amount of NIS 50 million from the remaining loan balance (which was supposed to be repaid in June 2022), following which the total repayment of loans, which were repaid in full at that date (and up to September 30, 2021), totaled an amount of NIS 150 million.

Note 8 - Impairment testing for cash-generating unit containing goodwill

As of December 31, 2020, the Company performed a quantitative assessment for each of its cash generating units and assessment if a reduction for the goodwill impairment for its cellular and fixed-line segments are required.

The recoverable amount of each of the Company's cash-generating units was evaluated by the company with the assistance of an external appraiser using the Value In Use model which was calculated using discounted cash flows method based on a projected five-year cash flows. The five-year projected cash flows were estimated in light of the long-term growth rate. The Company used a relevant discount rate, which reflected the specific risks associated with the future cash flows of its cash-generating units.

At the end of the second quarter of 2021, the Company examined if there are internal and external indications that could lead to a change in the assessment of the work performed as of December 31, 2020. The Company concluded that the development which happened during the second quarter of 2021 relating to the legal proceedings in relation to Marathon (018) Xfone ltd ("Xfone") might harm future revenues from the network sharing agreement between Xfone and the Company (for additional details, see Note 11(c)), and accordingly constitutes an indicator of impairment in the cellular segment that required examination of the recoverable amount of cash-generating unit that is attributed to the cellular segment.

The actual results of the Company may differ from those assumed in the Company's valuation method. It is possible that the Company's assumptions described above could change in the future. If any of these assumptions change materially from the Company's plans, it may lead to record an impairment of goodwill in the future. The book value of the goodwill that is attributed to the cellular segment as of September 30, 2021 is NIS 831 million.

These assumptions are as follows:

Cash generating unit Cellular segment

discount rate after tax	7.25%
Pre-tax discount rate	8.8%
Terminal value growth rate	1.5%
Market share in the long term	29.0%
ARPU in representative year	NIS 52.50

•	The terminal value growth rate is denominated in real terms.
•	The cash generating units have cash flows for 4.5 years, as included in their discounted cash flow model.
•	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.
•
The pre-tax discount rate is estimated and calculated using several assumptions, among others, cash generating units' Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

•	ARPU (Average revenue per user) in terminal year (except revenue from hosting services and national roaming services), in NIS.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Impairment testing for cash-generating unit containing goodwill (cont'd)

Sensitivity to changes in assumptions

The book value of the cash generating unit in the cellular segment as of June 30, 2021 is NIS 3,015 million, which is lower than the estimated recoverable amount of NIS 4,027 million, therefore, no impairment was recognized. Management has identified key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount:

Cash generating unit Cellular segment

Pre-tax discount rate	11.2%
Terminal value growth rate	(0.3)%
Market share	23.8%
ARPU	NIS 50.3

At the end of the third quarter of 2021, the Company examined whether there were additional external and internal indications which may lead to a change in the assessment of the work performed as of June 30, 2021. In light of the developments in the legal procedure against Xfone (as stated in Note 11C below), no deterioration is expected in the projected cash flows from Xfone compared to the last forecast in the work mentioned above and therefore, the Company concluded that are no indications that require an assessment of a goodwill impairment.

Determination of the fair value of cash generating units requires significant discretion, including considerations regarding the appropriate capital rates, final growth rates, weighted costs of capital and, the amount and timing of the expected future cash flows. the Company will continue to monitor the recoverable amount of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further impairment testing in future periods.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Contingent Liabilities

A.
The Group is involved in various lawsuits against it deriving from the ordinary course of business. The costs that may result from these lawsuits are only accrued when it is more likely in more than 50% that a monetary liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded in the financial statements is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the financial statements as of September 30, 2021, in respect of all lawsuits against the Group amounted to NIS 85 million.

Most of the purported class actions that are filed against the Group are claims by end customers of the Group, primarily for allegations regarding unlawful charges, conduct in breach of law or license, or breach of agreements with the customers, while causing pecuniary and non-pecuniary damages to the customers (hereinafter: “Consumer Claims”). In addition, various legal proceedings have been brought against the Group by employees, subcontractors, suppliers, authorities and others, most for allegations of violation of law with respect to termination of employment and mandatory payments to employees, allegations for breach of contract, copyright infringement, patent infringement and mandatory payments to authorities (hereinafter: “Other Claims”).

After the end of the reporting period, a purported class action was filed against the Group in which no claim amount was noted. At this preliminary stage, it is not possible to assess its chances of success. And also, a purported class action against the Group in an amount estimated by the plaintiffs to be approximately NIS 150 million was terminated.

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristics as of September 30, 2021. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group:

Group of claims	Claim amount	Claim amount for claims without an estimate of chance of success	Total
	NIS million
Consumer Claims	1,939 (1) (2)	15	1,954
Other Claims	13	-	13
Total	1,952	15	1,967

(1)
Including claims against the Group and other defendants together in a total amount of approximately NIS 700 million, without the Group noting the separate claim amount from the Group, and two additional claims against the Group and other defendants together in a total amount estimated by the plaintiffs to be approximately NIS 6 million.

(2)	There are additional claims against the Group for which no claim amount was noted, for which the Group may have additional exposure.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Contingent Liabilities (cont'd)

Described hereunder the number and amount of the claims as at September 30, 2021, divided down by amount of the claim:

Claim amount	Number of claims	Total claims amount (NIS millions)
Up to NIS 100 million *	42	556
NIS 100-500 million	3	705
Unquantified claims	13	-
Against the Group and other defendants together without specifying the amount claimed from the Group	2	700
Against the Group and other defendants together, in which the amount claimed from the Group has been quantified	2	6
Unquantified claims against the Group and other defendants	4	-
Total	66	1,967

* Including 26 claims filed against the Group by employees, subcontractors, suppliers, authorities and others as of September 30, 2021, in a total amount of approximately NIS 13 million.

B.
In June 2021, a judgment was given by the Israeli Central District Court in a class action lawsuit filed against the Group in December 2014, alleging that the Group charged the customers a full monthly billing cycle, even if they disconnected during the month and not at the cycle-end, which obliges the Group to pay an amount of NIS 32 million (including compensation to the plaintiff and attorneys' fees). The Group applied and received a stay order to pay the amount and on October 2021 the Company appealed the judgment to the Israeli Supreme Court. In light of the judgment, the Group recorded a provision of the full amount in other expenses section in its financial statements for the second quarter of 2021.

Note 10 - Collective employment agreement

In April 2021, the Company and its subsidiary Dynamica, have entered into a collective employment agreement with the Company's employees' representatives and the Histadrut, an Israeli labor union, for a term of three years (2021-2023). The agreement includes policy and employment terms similar to those practiced with certain modifications, including a 3% average salary increase in 2022 and 2023 to entitled employees and mechanisms to allow the Company to improve its service level and operational excellence, among others, by constant improvement to our employees' quality and quantity. Employees' participation in the Company's gains – 12.5% over an annual operational net profit of NIS 400 million, divided quarterly, remains unchanged.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Material event in the reporting period

A.	Update on the Corona virus measures and possible implications

Further to Note 1B of the Annual Financial Statements for the year 2020, during the first nine months of 2021, the Company continued to experience a significant decline in roaming revenues from outgoing and incoming tourism compared to the period before the Corona crisis, although as a result of a partial return of outgoing tourism, the Company's revenues increased compared to the corresponded period of 2020. The Company estimates that the material adverse effect of roaming services on its results of operations is expected to continue in the near future insofar as the restrictions on the movement of outbound and inbound tourism shall continue.

Regarding the restrictions on trading and closure of malls - in light of the opening of the Israeli economy, since the beginning of the year, the effect on the Company's results of operation in the first nine months of 2021 were insignificant.

The Company examined its sources of funding and liquidity, and estimates that it has the financial strength to deal with the implications of the crisis, among other things, in light of the diversity of its activity and its liquidity levels. The Company examined the effect of the crisis on the balance financial position including current assets, inventory, fixed assets, and influence on changes in leasing agreements and did not make any adjustments in material amounts due to the crisis.

Nevertheless, since this is an event that is outside the control of the Company and due to the ongoing nature of the crisis that is characterized by uncertainty, inter alia, regarding the time on which the pandemic shall slow down, as of the date of the financial statements, there is no certainty with respect to the scope of the impact on the Company and on the market in general, inter alia, in light of market conditions, and the stages of dealing with the pandemic in Israel and worldwide, the scope of unemployment, the scope of private consumption, concern for development of a local or global recession, -or additional outbreak of the virus. Such extensive effects, if occur, in whole or in part, could have an adverse effect on the business of the Group and the results of its operations.

B.	Investment agreement in IBC

Further to Note 32 F in the Annual Financial Statements, in February 2021, after receiving the required regulatory approvals, the transactions with Hot telecommunication systems Ltd. (together with its affiliated entities) ("HOT") in I.B.C (Unlimited) Holdings L.P ("IBC Partnership") was completed. As a result, a decrease in Company's holding in IBC Partnership, the Company recorded a one-time profit in the amount of NIS 14 million in Other income in during the first quarter of 2021.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Material event in the reporting period (cont'd)

C.	The Sharing Agreement with Xfone

Further to Note 32 D in the Annual Financial Statements of 2020, regarding the insolvency proceedings of Marathon (018) Xfone Ltd., or Xfone, and offers for Xfone's purchase under these proceedings, on September 24, 2021, the Company entered into an agreement for the modification of the Company and Xfone's sharing and usage agreement (the sharing and usage agreement as updated as aforesaid "the Updated Sharing Agreement") with a corporation controlled by Mr. Yariv Lerner and the Clearmark Fund ("the Corporation"). On October 12, 2021, the Corporation submitted a proposal to purchase 2/3 of Xfone's share capital (the balance will remain with Xfone's controlling shareholder) and jointly with Xfone and its controlling shareholder submitted a settlement arrangement with Xfone's creditors, under which Xfone shall be bound by the Updated Sharing Agreement. On October 17, 2021, the court approved the settlement arrangement proposed jointly by the Corporation, Xfone and its controlling shareholder (following the approval of the settlement arrangement by the creditors' meetings) and the purchase proposal by the Corporation.

The modifications to the Updated Sharing Agreement include, among others, Xfone's undertaking to obtain the amended license from the MOC and the allocation of frequencies by virtue of the last frequency tender and the payment of the license and frequency fees to the MOC; the extension of the sharing agreement validity for ten years from the date of receipt of the abovementioned approvals and the update of the consideration mechanism.

In addition, as part of the Updated Partnership Agreement, the Corporation was given the option to obligate the Company to purchase the full (100%) of Xfone's share capital during a period of between 3 and 5.5 years from the date of the closing of the transaction, in exchange for an amount of NIS 130 million (which may increase in certain circumstances) (the "Purchase Option"). To the extent that such Purchase Option, which is conditional on receiving regulatory approvals from the MOC and the Competition Commissioner, will not be exercisable, the Corporation was given the possibility to obligate the Company to provide Xfone with an interest-bearing loan in the same amount against collateral in an amount as was agreed between the parties, and subject to the provisions of any law. The Company cannot estimate whether the Purchase Option will be exercised, and to the extent that it is exercised, whether the approvals required for its exercise will be received and under what conditions.

There is no certainty that the required approvals for updating the sharing agreement and/or for the purchase of 2/3 of Xfone's share capital will be received by the corporation.

Until 17 June 2021 (the date the director of the arrangement was appointed), Xfone continued not making the monthly payments that it is required to pay under the Sharing Agreement, and only transferred a partial amount. Starting from such date (17 June 2021), and until 17 August 2021, pursuant to the instruction of the director of the arrangement, Xfone paid the Company a total of approximately NIS 8 million per month, including VAT, and starting from 18 August 2021, and until the date the arrangement is completed (which is subject, inter alia, to the approval of Xfone’s acquisition by the Corporation and regulatory approvals), Xfone shall pay to the Company an amount of approximately NIS 5 million per month, including VAT.

During the current quarter, the Company adjusted the debt balance with Xfone in order to reflect the arrangements set forth in the Updated Sharing Agreement, and credited an allocation of approximately NIS 14 million in the credit losses section of the statements of income. The total revenues from Xfone that are included in the financial statements for the 9 month period ending 30 September 2021, amount to NIS 45 million.

Cellcom Israel Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Material event in the reporting period (cont'd)

D.	MOC demands return of financial benefit received by Golan

Further to Note 7 of the Annual Financial Statements for the year 2020, regarding a demand by the MOC from Golan Telecom ltd ("Golan"), a wholly owned subsidiary of the Group, to return financial benefits it received from the MOC in the past (some of which have already been returned as mentioned in the note), as a condition for the approval of the Golan purchase transaction by the Group, on July 28, 2021, the Group received the MOC's resolution by which Golan is required to return the balance of the monetary benefits, totaling approximately NIS 59 million as of the date of the demand.

On 31 October 2021, Golan filed an administrative petition to the District Court in Jerusalem to revoke the aforementioned Ministry’s decision and to return the payment it received from Golan. As mention in the Note, Golan recognized the full provision of the said demand (before its consolidation by the Company) in its financial statements.

E.	Share based payments

In August and November 2021, approximately 1.7 million options were granted to a certain non-director office holder and certain senior employees under the Company's 2015 Share Incentive Plan, to be vested in three equal installments on each of the first, second and third anniversary of the allocation date at an exercise price ranging between NIS 11.40 to NIS 17.33. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second and third installment may be exercised within 12 months from their vesting.

Cellcom Israel Ltd.

Separate Interim Financial Information

As at September 30, 2021

(Unaudited)

The accompanying review report is a non-binding translation into English of the original review report published in Hebrew. The version in Hebrew is the approved text.

To
The Shareholders of
Cellcom Israel Ltd.
Netanya, Israel

Re: Auditors' special report on separate financial information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate financial information disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Cellcom Israel Ltd (hereafter - the Company) as of September 30, 2021 and for the nine and three months periods then ended. This separate financial information is the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on this separate financial information based on our review.

We did not review the financial information included in the financial statements of investees, the total net assets less total liabilities of which amounted to NIS 49 million as of September 30, 2021, and the Company's share in the loss of those investees amounted to NIS 21 million and NIS 4 million respectively, for the nine and three months periods then ended.

The financial statements of those investees were reviewed by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those investees, is based on the reports of the other independent auditors.

Scope of review

We conducted our review in accordance with (Israel) Review Standard No. 2410, issued by the Israeli Institute of Certified Public Accountants regards "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing principles generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of the other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements do not present fairly, in all material respects, in conformity with Regulation 38D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Tel Aviv, Israel	Kesselman & Kesselman
November 15, 2021	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il
C - 2

Cellcom Israel Ltd.
Condensed Interim Information of Financial Position

			Convenience
			translation
			into US dollar
			(Note 1C)
	September 30,		September 30,	December 31,
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
	(Unaudited)			(Audited)

Current assets
Cash and cash equivalents	530	319	99	578
Current investments and deposits	3	-	-	310
Trade receivables	967	794	246	927
Current tax assets	3	9	3	3
Other receivables	41	37	11	32
Inventory	52	50	15	41

	1,596	1,209	374	1,891
Non- current assets
Trade and other receivables	206	176	55	170
Property, plant and equipment, net	1,262	1,248	386	1,295
Intangible assets and others, net	397	404	125	431
Investments in equity accounted investees	1,994	2,239	693	2,063
Loans from investees and capital notes	387	381	118	373
Right-of-use assets, net	618	561	174	607

	4,864	5,009	1,551	4,939

	6,460	6,218	1,925	6,830

Current liabilities
Current maturities of debentures and loans from financial institutions	513	381	118	514
Current maturities of lease liabilities	187	194	60	198
Trade payables and accrued expenses	541	426	132	581
Provisions	81	106	33	89
Loans from investees companies	52	150	46	90
Other payables, including derivatives	136	230	71	169

	1,510	1,487	460	1,641
Non- current liabilities
Long-term loans from financial institutions	163	-	-	50
Debentures	2,336	2,366	733	2,723
Long-term lease liabilities	454	405	125	440
Provisions	30	28	9	30
Other long-term liabilities	2	1	-	41
Liability for employee rights upon retirement, net	16	10	3	9
Deferred taxes liabilities	31	18	6	16

	3,032	2,828	876	3,309

	4,542	4,315	1,336	4,950

Equity
Equity attributable to owners of the Company	1,918	1,903	589	1,880

	1,918	1,903	589	1,880

	6,460	6,218	1,925	6,830

The accompanying notes are an integral part of these Separate financial statements.

November 15, 2021	Doron Cohen	Avi Gabbay	Shai Amsalem
Date of approving the financial statements	Chairman of the board	CEO	CFO

C - 3

Cellcom Israel Ltd.
Condensed Interim Information of Profit or Loss

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 1C)			(Note 1C)
	Nine months period ended September 30,		Nine months period ended September 30,	Three months period ended September 30,		Three months period ended September 30,	Year ended December 31,
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Revenues	1,760	1,987	614	626	651	202	2,381
Cost of revenues	(1,504)	(1,590)	(492)	(540)	(507)	(157)	(2,020)

Gross profit	256	397	122	86	144	45	361

Selling and marketing expenses	(269)	(314)	(97)	(94)	(104)	(32)	(390)
General and administrative expenses	(199)	(164)	(51)	(53)	(57)	(18)	(237)
Credit losses	-	(3)	(1)	(3)	(3)	(1)	(25)
Other income (expenses), net	21	41	13	8	19	6	45

Operating loss	(191)	(43)	(14)	(56)	(1)	-	(246)

Financing income	6	12	4	2	2	1	34
Financing expenses	(137)	(130)	(40)	(31)	(38)	(12)	(204)
Financing expenses, net	(131)	(118)	(36)	(29)	(36)	(11)	(170)

Share in profit of investees companies	167	167	52	43	52	16	204

Pofit (Loss) before taxes on income	(155)	6	2	(42)	15	5	(212)

Tax benefit (taxes on income)	29	-	-	5	(2)	(1)	42
Profit (Loss) for the period	(126)	6	2	(37)	13	4	(170)

The accompanying notes are an integral part of these Separate financial statements.

C - 4

Cellcom Israel Ltd.
Condensed Interim Information of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 1C)			(Note 1C)
	Nine months period ended September 30,		Nine months period ended September 30,	Three months period ended September 30,		Three months period ended September 30,	Year ended December 31,
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)

Profit (Loss) for the period	(126)	6	2	(37)	13	4	(170)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	-	2	1	-	1	-	(2)
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	2	1	-	1	-	(2)
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	-	-	-	2
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	2
Total other comprehensive profit for the period, net of tax	-	2	1	-	1	-	-
Total comprehensive profit (loss) for the period	(126)	8	3	(37)	14	4	(170)

The accompanying notes are an integral part of these Separate financial statements.

C - 5

Cellcom Israel Ltd.
Separate Information on Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 1C)			(Note 1C)
	Nine months period ended September 30,		Nine months period ended September 30,	Three months period ended September 30,		Three months period ended September 30,	Year ended December 31,
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)
Cash flows from operating activities
Loss for the period	(126)	6	2	(37)	13	4	(170)
Adjustments for:
Depreciation and amortization	587	549	170	193	178	55	780
Share-based payments	14	15	4	6	4	1	20
Net change in fair value of investment property	5	5	2	2	2	1	7
Taxes on income (tax benefit)	(29)	-	-	(5)	2	1	(42)
Financing expenses, net	131	118	37	29	36	11	170
Other income	-	(11)	(3)	-	-	-	-
Share in profit of equity accounted investees	(167)	(167)	(52)	(43)	(52)	(16)	(204)

Changes in operating assets and liabilities:
Change in inventory	(12)	(9)	(3)	5	8	2	(1)
Change in trade receivables (including long-term amounts)	80	103	32	(41)	127	39	154
Change in other receivables (including long-term amounts)	(17)	(1)	-	(24)	(1)	-	(3)
Change in trade payables, accrued expenses and provisions	56	(91)	(28)	80	(85)	(26)	34
Change in other liabilities (including long-term liabilities)	(64)	53	16	(13)	(3)	(1)	(89)
Payments for derivative hedging contracts, net	(1)	(3)	(1)	16	-	-	(3)
Income tax paid	(7)	(6)	(2)	(3)	(2)	(1)	(7)
Net cash from operating activities	450	561	174	165	227	70	646

Cash flows from investing activities
Acquisition of property, plant and equipment	(217)	(227)	(70)	(88)	(115)	(36)	(262)
Acquisition of intangible assets and others	(135)	(129)	(40)	(48)	(42)	(13)	(181)
Investments in investee companies	(616)	-	-	(611)	1	-	(617)
Change in current investments, net	420	310	96	464	-	-	110
Receipts for other derivative contracts, net	11	(1)	-	-	-	-	1
Dividend received	195	-	-	195	-	-	195
Interest received	5	-	-	-	-	-	6
Net cash from (used in) investing activities	(337)	(47)	(14)	(88)	(156)	(49)	(748)

The accompanying notes are an integral part of these Separate financial statements.

C - 6

Cellcom Israel Ltd.
Condensed Interim Information of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 1C)			(Note 1C)
	Nine months period ended September 30,		Nine months period ended September 30,	Three months period ended September 30,		Three months period ended September 30,	Year ended December 31,
	2020	2021	2021	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)						(Audited)
Cash flows from financing activities

Payments for derivative contracts, net	(4)	2	1	(3)	2	1	(6)
Repayment of long-term loans from financial institutions	(100)	(187)	(58)	-	-	-	(212)
Repayment of debentures	(417)	(389)	(121)	(194)	(389)	(121)	(417)
Receipt from issuance of debentures, net of issuance costs	193	-	-	-	-	-	596
Interest paid	(120)	(116)	(36)	(43)	(36)	(12)	(130)
Equity offering	5	-	-	-	-	-	5
Receipt of loan from investees	60	60	19	60	60	19	90
Proceeds from exercise of share options	140	-	-	74	-	-	140
Payment of principal of lease liabilities	(164)	(143)	(44)	(55)	(47)	(15)	(210)

Net cash from (used in) financing activities	(407)	(773)	(239)	(161)	(410)	(128)	(144)

Changes in cash and cash equivalents	(294)	(259)	(79)	(84)	(339)	(107)	(246)

Cash and cash equivalents as at the beginning of the period	824	578	179	614	658	204	824

Cash and cash equivalents as at the end of the period	530	319	100	530	319	97	578

The accompanying notes are an integral part of these Separate financial statements.

C - 7

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 1- Basis of Preparation of the Financial Information

A. Definitions

Presented hereunder is condensed financial information from the Group’s condensed consolidated financial statements as at September 30, 2021 (hereinafter – the consolidated financial statements), which are issued as part of the periodic reports, and which are attributed to the Company itself (hereinafter – separate financial information), and are presented in accordance with Regulation 38D (hereinafter – the Regulation) and the tenth addendum to the Securities Regulations (Periodic and Immediate Reports) – 1970 (hereinafter – the tenth addendum) regarding separate financial information of an entity.

Unless stated otherwise, all the terms presented in the separate financial information are as defined in the Company's consolidated financial statements as of December 31, 2020 (hereinafter: "the consolidated financial statements").

"The Company" – Cellcom Israel Ltd.

"Investee companies" – Subsidiaries and companies accounted on the equity basis.

"Inter-company transactions" – transactions between the company and her investees.

"Inter-company balance", "Inter-company revenues and expenses", "Inter-company cash flows" – balances, revenues or expenses, and cash flows, depending on the matter, arising from inter-company transactions, which eliminated in the consolidated financial statements.

B. Basis of preparation of the financial Information

Accounting Policy in the condensed separate interim financial information, is in accordance with the accounting policies, which detailed in the separate financial information as of December 31, 2020.

C. Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of and for the six and three month period ended June 30, 2021, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2021 (NIS 3.229 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 2 - Commitments, loans and significant transactions with Investees

A.	Investments and ownership interest in investee companies

	Company's ownership interest in the investee	September 30,		Convenience translation into US dollar (Note 1C) September 30,	December 31,
		2020	2021	2021	2020
		NIS millions		US$ millions	NIS millions
Cellcom Fixed Line Communication L.P.	100%	1,363	1,574	487	1,412
Golan Telecom Ltd.	100%	368	397	123	398
Dynamica Cellular Ltd.	100%	123	133	41	121
I.B.C (Unlimited) Holdings L.P.	33%-50%	138	134	42	130
Other Companies	-	2	1	-	2
		1,994	2,239	693	2,063

C - 8

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 2 - Commitments, loans and significant transactions with Investees (cont'd)

B.	Loans to investee companies

	September 30,		Convenience translation into US dollar (Note 1C) September 30,	December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions

Loan to Golan Telecom Ltd. *	137	131	41	123
Capital Note - Golan Telecom Ltd.	250	250	77	250
	387	381	118	373

* The loan was granted as part of the sharing network agreement singing in 2017, half of which in includes an annual interest rate of 1.85% and is linked to the CPI, the other half includes an interest rate of 3.5% and is not linked.

C.	Loans from investee companies

	September 30,		Convenience translation into US dollar (Note 1C) September 30,	December 31
	2020	2021	2021	2020
	NIS millions		US$ millions	NIS millions
Short-term loan from Cellcom Fixed Line Communication L.P. *	52	150	46	90

* The loan includes an annual interest rate of 2.6% and is not linked.

D.	Dividend's and share of profits from limited partnerships

	Nine months period ended September 30,		Three months period ended September 30,		Year ended December 31,
	2020	2021	2020	2021	2020
	NIS millions
Cellcom Fixed Line Communication L.P.	510	-	510	-	510
Dynamica Cellular Ltd.	25	-	25	-	25
	535	-	535	-	535

C - 9

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 3 - Events during and after the reporting period

A.	For additional information regarding an early repayment of a loan, see Note 7 to the consolidated interim financial statements.
B.	For additional information regarding the collective employment agreement signed between the employees and the company, see Note 10 to the consolidated interim financial statements.
C.	For additional information regarding the Covid-19 virus and his possible effects on the company, see Note 11 A to the consolidated interim financial statements.
D.	For additional information regarding the investment agreement under which HOT entered as partner at I.B.C (Unlimited) Holdings L.P., see Note 11 B to the consolidated interim financial statements.
E.	For additional information regarding company's network sharing agreement with Xfone, see Note 11 C to the consolidated interim financial statements.
F.	For additional information regarding share based payments, see Note 11 E to the consolidated interim financial statements.

C - 10

Quarterly Report regarding the Effectiveness of Internal Control over Financial Reporting and
Disclosure Pursuant to regulation 38C(a) of the Regulations:

The Management, under the supervisions of the Board of Directors of Cellcom Israel Ltd. (hereafter: the "Company") is responsible for determining and maintaining appropriate internal control over financial reporting and disclosure in the Company.

In this regard, the members of the Management are as follows:

1.	Avi Gabbay, CEO

2.	Shai Amsalem, CFO

The internal control over financial reporting and disclosure includes the existing controls and procedures in the Company, which were determined by the Chief Executive Officer and the senior corporate financial officer or under their supervision, or by someone who in practice carries out these functions, under the supervision of the Company‘s Board of Directors and which are intended to provide a reasonable degree of assurance regarding the reliability of financial reporting and the preparation of the reports according to the provisions of the law and to ensure that the information which the Company is required to disclose in the reports that it publishes according to the provisions of the law is gathered, processed, summarized and reported on the dates and in the format prescribed by law.

The internal control includes, among other things, controls and procedures that were determined to ensure that the information which the Company is required to disclose as aforesaid, was accumulated and submitted to the Company‘s Management, including the Chief Executive Officer and the senior corporate financial officer or someone who in practice fulfills these functions, in order to facilitate decision making at the appropriate time, with regard to the disclosure requirements.

Due to its structural constraints, internal control over financial reporting and disclosure is not intended to provide absolute assurance that misrepresentation or the omission of information in the reports will be prevented or revealed.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the quarterly report for the quarter ended on June 30, 2021 (hereinafter: the "The Quarterly Report on Internal Control"), The internal control was found to be effective.

Until to the date of the report, the Board of Directors and Management were not made aware of any event or matter that would have changed their assessment of the effectiveness of internal control, as it was  found in the Last  Quarterly Report on Internal Control.

As of the date of the report and based on what is stated of the effectiveness of the internal control in the Last Quarterly Report and on the information brought to the attention of the Management and the Board of Directors as mentioned above, the internal control is effective.

Executive Statements

The Statement of the CEO according to Regulation 38C(d)(1)

The undersigned, Avi Gabbay, states as follows:

1.	I have reviewed the quarterly report of Cellcom Israel Ltd. (hereinafter – the "Company") for the third quarter of 2021 (hereinafter – the "Reports");

2.
Based on my knowledge, the Reports do not contain any misrepresentation of a material fact or omit any representation of material fact required so that the representations included therein, in light of the circumstances under which such representations were made, are not misleading with respect to the Reports period;

3.
Based on my knowledge, the financial statements and other financial information included in the Reports adequately reflect in all material aspects the financial position, the results of operations and cash flows of the Company for the dates and periods to which the Reports relate;

4.
I have disclosed to the Company's auditor, the Board of Directors and the Company's audit committee, based on my most recent assessment regarding the internal control over financial reporting and disclosure:

a.
All material deficiencies and weaknesses in determining or operating the internal control over financial reporting and disclosure, which could reasonably adversely affect the Company's ability to gather, process, summarize or report financial data so as to cast doubt on the reliability of financial reporting and the preparation of financial statements in accordance with law; and –

b.
Any fraud, whether or not material, that involves the CEO or anyone directly subordinated to the CEO or that involves other employees who have a significant role in internal control over financial reporting and disclosure.

5.	I, by myself or together with others in the Company:

a.
have determined such controls and procedures, or ascertained the determination and fulfillment of controls and procedures under my supervision, intended to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Law (Annual Financial Statements) – 2010, is made known to me by others in the Company and the subsidiaries, particularly during the period in which the Reports are being prepared; and –

b.
have determined such controls and procedures, or ascertained the determination and fulfillment of such controls and procedures under my supervision, intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with law, including in accordance with generally accepted accounting principles;

c.
No event or matter during the course of the period between the date of the last report (quarterly or annual) and the date of this report has been brought to my attention that would change the conclusion of the Board of Directors and Management with respect to the effectiveness of the internal control over the Company's financial reporting and disclosure.

The foregoing does not derogate from my responsibility or the responsibility of any other person under any law.

________________________
Avi Gabbay
CEO

November 15, 2021

D - 2

The Statement of the Highest Ranking Officer in Finance according to Regulation 38C(d)(2)

The undersigned, Shai Amsalem, states as follows:

1.
I have reviewed the interim financial statements and other financial information included in the interim period reports of Cellcom Israel Ltd. (hereinafter – the "Company") for the third quarter of 2021 (hereinafter – the "Reports" or "Reports for the Intermediate period");

2.
Based on my knowledge, the interim financial statements and other financial information included in the interim period reports do not contain any misrepresentation of a material fact or omit any representation of material fact required so that the representations included therein, in light of the circumstances under which such representations were made, are not misleading with respect to the Reports period;

3.
Based on my knowledge, the interim financial statements and other financial information included in the interim period reports, adequately reflect in all material aspects the financial position, the results of operations and cash flows of the Company for the dates and periods to which the Reports relate;

4.
I have disclosed to the Company's auditor, the Board of Directors and the Company's audit committee, based on my most updated assessment regarding the internal control over financial reporting and disclosure:

a.
All material deficiencies and weaknesses in determining or operating the internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and other financial information included in the interim period reports, which could reasonably adversely affect the Company's ability to gather, process, summarize or report financial data so as to cast doubt on the reliability of financial reporting and the preparation of financial statements in accordance with law; and –

b.
Any fraud, whether or not material, that involves the CEO or anyone directly subordinated to the CEO or that involves other employees who have a significant role in internal control over financial reporting and disclosure.

5.	I, by myself or together with others in the Company:

a.
have determined such controls and procedures, or ascertained the determination and fulfillment of controls and procedures under my supervision, intended to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Law (Annual Financial Statements) – 2010, is made known to me by others in the Company and the subsidiaries, particularly during the period in which the Reports are being prepared; and –

b.
have determined such controls and procedures, or ascertained the determination and fulfillment of such controls and procedures under my supervision, intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with law, including in accordance with generally accepted accounting principles;

c.
No event or matter has been brought to my attention which occurred during the period between the date of the last report (quarterly or annual) and the date of this report that relates to the interim financial statements and any other financial information that is included in the interim period reports, that would change the conclusion of the Board of Directors and Management with respect to the effectiveness of the internal control over the Company's financial reporting and disclosure.

The foregoing does not derogate from my responsibility or the responsibility of any other person under any law.

______________________
Shai Amsalem
CFO

November 15, 2021

D - 3

Liabilities report of the Company by repayment date
Sections 9D and 38E to the Israeli Securities
Regulations (Periodic and immediate Reports) (1970)

Report as of September 30, 2021.
Following are the liabilities of the Company by repayment date:

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the Company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	171,299	219,065	0	0	0	81,816	472,180
Second year	171,299	400,953	0	0	0	69,909	642,161
Third year	171,299	400,953	0	0	0	53,454	625,706
Fourth Year	21,168	436,454	0	0	0	37,000	494,622
Fifth year and thereafter	21,168	808,926	0	0	0	40,422	870,516
Total	556,233	2,266,352	0	0	0	282,601	3,105,185

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Company's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the Company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

						Gross
	Principle repayment					interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

						Gross
	Principle repayment					interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

						Gross
	Principle repayment					interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	171,299	219,065	0	0	0	81,816	472,180
Second year	171,299	400,953	0	0	0	69,909	642,161
Third year	171,299	400,953	0	0	0	53,454	625,706
Fourth Year	21,168	436,454	0	0	0	37,000	494,622
Fifth year and thereafter	21,168	808,926	0	0	0	40,422	870,516
Total	556,233	2,266,352	0	0	0	282,601	3,105,185

F. Off-balance credit exposure (for financial guaranties and undertakings to provide credit) - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

						Gross
	Principle repayment					interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure (for financial guaranties and undertakings to provide credit) of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

						Gross
	Principle repayment					interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

						Gross
	Principle repayment					interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

						Gross
	Principle repayment					interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are  not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	97	91	0	0	0	342	530
Second year	97	1,950	0	0	0	336	2,383
Third year	97	1,950	0	0	0	284	2,331
Fourth Year	129	1,981	0	0	0	232	2,342
Fifth year and thereafter	129	6,939	0	0	0	364	7,432
Total	548	12,911	0	0	0	1,558	15,018

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	150,300	0	0	0	2,473	152,773
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	150,300	0	0	0	2,473	152,773

L. (1) Cash and cash equivalents and short-term deposits based on the Company's separate financial data (NIS in thousands): 319,000.
(2) Cash and cash equivalents and short-term deposits based on the Company's consolidated Statements (NIS in thousands): 620,000

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 16, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary